





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Financial Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 17th Street Suite 950
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Van Sant 303-292-1121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

3605 Sandy Plains Rd. Suite 240-480	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Van Sant _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Finanicial Management Inc. _____, as of December 31 _____, 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



BROOKE A WALTER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20124027939
MY COMMISSION EXPIRES 04-27-2020

Signature

President
Title

Notary Public
Commission expires 4.27.2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2019
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

Table of Contents

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Cascade Financial Management, Inc.
and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC (the Company) as of December 31, 2019, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Jerome Davies, CPA, P.C.

Marietta, Georgia
February 25, 2020

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

ASSETS		
Cash	$	479,810
Cash deposits with clearing organizations		25,470
Commissions receivable		21,928
Due from registered representatives		47,790
Operating lease right of use asset		326,873
Furniture and equipment at cost		5,616
Less: Accumulated depreciation of $104,170		
Cash surrender value of life insurance policy		107,344
Prepaid expenses		22,335
Security deposits		12,127
Other assets		1,632
TOTAL ASSETS	**$**	**1,050,925**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	66,722
Commissions payable		142,213
Profit sharing payable		38,417
Operating lease liability		343,605
Deferred revenue		223,000
Total liabilities		813,957
STOCKHOLDERS' EQUITY		
Common stock, no par value; 50,000 shares authorized,		
275 shares issued and outstanding		0
Additional paid-in capital		292,349
Retained earnings		(55,381)
Total stockholders' equity		236,968
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**1,050,925**

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE		
Investment advisory fees	$	2,716,474
Commissions		192,969
Mutual fund fees		119,985
Insurance fees		71,262
Other		101,421
Total revenue		3,202,111
OPERATING EXPENSES		
Commissions		1,849,273
Employee compensation and benefits		761,912
Occupancy and equipment		169,828
Legal and professional fees		99,251
Technology		91,407
Bad debts		69,773
Other operating expenses		189,668
Total expenses		3,231,112
NET LOSS	$	(29,001)

The accompanying notes are an integral part of these financial statements

3

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock		Additional paid-in capital	Retained earnings	Total
	No. Shares	Amount			
Balance, DECEMBER 31, 2018	275	$ -	$ 292,349	$ 51,803	$ 344,152
Adjustment to prior periods, net (Note 11)				$ (78,183)	$ (78,183)
December 31 2018, as adjusted	275	$ -	$ 292,349	$ (26,380)	$ 265,969
Net loss				$ (29,001)	$ (29,001)
Balance, DECEMBER 31, 2019	275	$ -	$ 292,349	$ (55,381)	$ 236,968

The accompanying notes are an integral part of these financial statements

4

CASCADE FINANCIAL MANAGEMENT, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

OPERATING ACTIVITIES		
Net loss	$	(29,001)
Adjustments to reconcile net loss to net cash		
used by operating activities		
Adjustment to prior periods,net (Note 11)		(78,183)
Depreciation		1,689
Changes in operating assets and liabilities:		
Commissions receivable		49,606
Due from registered representatives		(47,790)
Employee advances		77,207
Operating lease right of use asset		(326,873)
Cash surrender value of life insurance policy		(8,892)
Prepaid expenses		10,827
Security deposits		5,602
Accounts payable and accrued expenses		19,929
Commissions payable		(67,602)
Profit sharing payable		413
Operating lease liability		343,605
Deferred rent payable		(12,126)
Deferred revenue		(81,000)
Net cash used by operating activities		(142,589)
NET DECREASE IN CASH		(142,589)
CASH AT BEGINNING OF YEAR		647,869
CASH AT END OF YEAR	$	505,280

The accompanying notes are an integral part of these financial statements

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

1. ORGANIZATION AND NATURE OF BUSINESS

Cascade Financial Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on April 19, 2002. The Company was incorporated as a Colorado corporation in 2002.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment advisory and financial and insurance planning.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned, single member limited liability company ("LLC") subsidiary, CFMI Insurance Agency, LLC. All material intercompany balances and transactions are eliminated in consolidation.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). The Company follows the policy of capitalizing all major additions, renewals and betterments. Upon sale or retirement of property or equipment, the related cost and accumulated depreciation for such items are removed for balance sheet and any gain or loss is included in the results of operations. Depreciation expense for 2019 was $1,689.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Income Taxes

The Company elected and was granted S Corporation status effective January 1, 2014 and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as it is the responsibility of the Company's stockholders.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has not uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company's stockholders file income tax returns in the U.S. in both federal and state jurisdictions.

Date of Management's Review

The Company evaluated subsequent events through the date its financial statements were issued.

Recently Adopted Accounting Pronouncements

In February 2016 the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. Pursuant to the pronouncement, the Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the

7

remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company adopted the standard effective January 1, 2019 under the modified retrospective approach. Other than the addition of the operating lease right of use asset and liability on the statement of financial condition and the related disclosures (Note 8), the adoption of the standard had no material impact on the financial statements and related disclosures.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are generally received quarterly and are recognized as revenue in the period in which performance obligations are satisfied.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Insurance Fees

The Company recognizes revenue from sales of insurance products when the policy is issued, the only performance obligation. The Company recognizes revenue from policy renewals (if applicable) at the time of the policy renewal since the Company does not believe it can overcome the uncertainty that the policy holder will renew the policy at a future date.

Other Revenue

The Company recognizes revenue in connection with transition assistance agreements with a service provider. Revenue is recognized as the Company satisfies its performance obligation which is that a related services agreement between the Company and the service provider is not terminated before the end of periods specified in the agreement. The Company recognized $81,000 of revenue in connection with this agreement in 2019 which is included in other revenue on the statement of operations.

4. COMMISSIONS RECEIVABLE

Commissions receivable consists of fees from sales of mutual fund and insurance products. The Company regularly reviews its commission receivable for any uncollectable amounts. The review for uncollectable amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of commission receivable, no allowance for doubtful accounts is considered necessary.

5. CASH DEPOSITS WITH CLEARING ORGANIZATION

The Company clears its customer transactions through a broker-dealer that is independent of the Company. The Company is contractually obligated to maintain deposits with the clearing organization. As of December 31, 2019, the Company had cash deposits of $25,470 with the clearing organization.

6. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) pension plan for all eligible employees. Employees are eligible to participate in the plan if they meet certain age limits, annual hours worked and length of employment requirements.

The Company also has a profit sharing plan for employees meeting certain service and age requirements. The Company's accrual as of December 31, 2019 was $38,417. The liability is reflected in profit sharing payable on the Consolidated Statement of Financial Condition. The expense is reflected in employee compensation and benefits on the Consolidated Statement of Operations.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $147,468 which was $114,996 in excess of its required net capital of $32,472. The Company's ratio of aggregate indebtedness to net capital was 3.30 to 1 at December 31, 2019.

8. OPERATING LEASES

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal

options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$94,010
Variable lease cost	$48,834
Total lease cost	$142,844

Weighted average remaining lease term:	
Operating leases	4.23 years

Weighted average discount rate:	
Operating leases	6 %

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

Year ending December 31:	Amount
2020	$92,603
2021	$91,810
2022	$83,366
2023	$86,398
2024	$36,967
Thereafter	$0
Total (undiscounted)	$391,145
Less unamortized lease incentive	($10,162)
Less imputed interest	($37,378)
Total lease liabilities	$343,605

9. CONSOLIDATED SUBSIDIARY

CFMI Insurance Agency, LLC (the "Subsidiary") is a wholly-owned subsidiary of the Company. The Subsidiary was formed on May 10, 2002 in order to sell insurance policies.

The Subsidiary did not earn any revenue or incur any expenses during the year ended December 31, 2019. In addition, the subsidiary did not have any assets or liabilities as of December 31, 2019.

The Subsidiary is not a broker-dealer, thus, the Company is exempt from Appendix C of SEC Rule 15c3-1. There is no flow-through opinion of counsel included in this report. The Company does not guarantee, endorse

nor assume direct or indirect obligations or liabilities of the Subsidiary. At December 31, 2019, the Subsidiary did not have any direct or indirect obligations or liabilities

10. RELATED PARTY TRANSACTIONS

The Company has an investment consulting relationship with Holmes and Turner Financial Services ("HTFS"), a company that is owned in part by the Company's CEO. The Company earned $328,901, in investment advisory fees and incurred $107,617 of commissions expense (net of reimbursed expenses of $5,010) pursuant to this arrangement for the year ended December 31, 2019. These amounts are included within investment advisory fees and commissions expense, respectively on the Consolidated Statement of Operations. As of December 31, 2019, the Company owed HTFS $8,637 which is included within commissions payable on the Consolidated Statement of Financial Condition.

11. CUSTOMER REFUNDS

During the year ended December 31, 2019 the Company issued refunds to customers for fees related to the sale of certain mutual funds from January 1, 2014 – December 31, 2018, as a result of findings from a review of the Company's disclosures in connection with the SEC's share class selection disclosure initiative. The Company believes its disclosures were sufficient, however the Company defers to the SEC and refunded $153,031 in fees and interest to customers. The Company also recognized a receivable for related commissions paid to registered representatives for $74,484, resulting in a net reduction of $78,183 to the Company's net income for the periods ended December 31, 2018.

12. CONTINGENCY

The Company is subject to litigation in the ordinary course of business. The Company was named a respondent in a claim subject to FINRA arbitration, the Company has denied the claim allegations, and has retained legal counsel to assist in its defense. The hearing is scheduled for March 31 2020. The Company has not accrued any loss in connection with the outcome of such hearing as the Company does not believe that a loss is probable or reasonably estimable.

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

		SCHEDULE I
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$	236,968
DEDUCTIONS AND/OR CHARGES /		
Non-allowable assets:		
Due from registered representatives		(47,790)
Prepaid expenses		(22,335)
Security deposits		(12,127)
Furniture and equipment, net		(5,616)
Other assets		(1,632)
Haircut on securities computed pursuant to 15c3-1(f)		0
NET CAPITAL	$	147,468
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	66,722
Commissions payable		142,213
Profit sharing payable		38,417
Operating lease liability,net		16,732
Deferred revenue		223,000
Total aggregate indebtedness	$	487,084
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	32,472
Excess net capital		114,996
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement		98,760
Percentage of aggregate indebtedness to net capital		330.30%

There is no material difference in the above computation and the company's net capital as reported in the company's Part IIA (unaudited) amended FOCUS report as of December 31, 2019

The accompanying notes are an integral part of these financial statements

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC
SUPPLEMENTARY SCHEDULES II & III
DECEMBER 31, 2019

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.



JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Cascade Financial Management, Inc.
and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jerome Davies, CPA, P.C.

Marietta, Georgia
February 25, 2020

Cascade Financial Management Inc.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2019

We, as members of management of Cascade Financial Management Inc. (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019 without exception.

The Company is exempt from the provisions of 17 C.F.R §240. 15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and who promptly transmits all customer funds and securities to the clearing broker.

Cascade Financial Management Inc.



John Van Sant
President